                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549



                                AMENDMENT NO. 5
                                      TO
                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934



                          Vesta Insurance Group, Inc.
                          ---------------------------
                               (Name of Issuer)



                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  40218L 30 5
                                  -----------
                                (CUSIP Number)

 Carol A. McCoy, 2001 Third Avenue South, Birmingham, AL  35233 (205) 325-4243
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 1, 1999
                                 ------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 7 Pages

CUSIP No.   925391 10 4
         ---------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS                             Torchmark Corporation
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    63-0780404
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                    00


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)           [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

  NUMBER OF        4,450,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH           0
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                   4,450,000
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,130,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]



--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.46%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

CUSIP No.  925391 10 4
         ---------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    United Investors Life Insurance Company
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)           [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

  NUMBER OF        680,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH           0
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                   680,000
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     680,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.64%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IC
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.


     Common Stock of Vesta Insurance Group, Inc.

                 3760 River Run Drive
                 Birmingham, AL 35243


Item 2.  Identity and Background.


     Torchmark Corporation, a Delaware corporation
     2001 Third Avenue South
     Birmingham, AL 35233



     Torchmark Corporation ("TMK") is an insurance and diversified financial services holding company.


     United Investors Life Insurance Company, a Missouri corporation 2001 Third Avenue South
     Birmingham, AL  35233

     United Investors Life Insurance Company ("UILIC") is an insurer marketing individual life insurance and annuities.



     (d)  No.



     (e)  No.


Item 3.  Source and Amount of Funds or Other Consideration.


     Working capital of UILIC.


Item 4.  Purpose of Transaction.


     Not applicable.



     TMK and UILIC have no current plans or proposals which relate to or would result in any of the matters listed in Items 4(a) through (j), inclusive, of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.


     (a) TMK is the record owner of 4,450,000 shares of Vesta's common stock, and the deemed beneficial owner of an additional 680,000 shares of Vesta common stock held of record by its subsidiary, UILIC (total of 27.46%). UILIC is the record owner of 680,000 shares (3.64%) of Vesta common stock.



     (b) TMK has sole voting and dispositive power over the Vesta shares it holds of record and no voting or dispositive power over the Vesta shares owned by UILIC. UILIC has sole voting and dispositive power over the Vesta shares it holds of record.

     (c) On July 1, 1999, UILIC purchased 680,000 shares of Vesta's common stock in a private placement transaction for $4.75 per share.



     (d)  None.



     (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships

         with Respect to Securities of the Issuer.



     Not applicable.


Item 7.  Material to be Filed as Exhibits


     Joint Filing Agreement.

                                 SIGNATURE



     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                              TORCHMARK CORPORATION



                         By:  /s/ Carol A. McCoy
                              ----------------------------------
                              Carol A. McCoy
                              Its: Associate Counsel & Secretary



                              UNITED INVESTORS LIFE INSURANCE
                              COMPANY



                         By:  /s/ Michael J. Klyce
                              ----------------------------------
                              Michael J. Klyce
                              Its: Treasurer

                            JOINT FILING AGREEMENT



          The undersigned, Torchmark Corporation and United Investors Life Insurance Company, hereby agree to file jointly the Schedule 13D and any amendments thereto required under the Securities Exchange Act of 1934 for their ownership of common stock of Vesta Insurance Group, Inc. This Joint Filing Agreement shall be effective commencing with its execution and shall continue until revoked in writing by the parties hereto.


Done this 1st day of July, 1999.



                                 TORCHMARK CORPORATION



Attest:                          By:   /s/ Michael J. Klyce
       -----------------------      ------------------------------
             Secretary                 Its Vice President and
                                       Treasurer



                                 UNITED INVESTORS LIFE
                                 INSURANCE COMPANY



Attest:                          By:   /s/ Michael J. Klyce
       ------------------------     -------------------------------
         Assistant Secretary           Its Treasurer